BioVie Inc.

2120 Colorado Avenue, #230

Santa Monica, California 90404

July 1, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E
Washington, DC 20549

Re:	Biovie Inc. Registration Statement on Form S-1 Filed June 28, 2019 File No. 333-215619

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Commission, BioVie Inc. hereby requests the withdrawal of its Registration Statement No. 333-215619 originally filed with the Commission on June 28, 2019. The Registration Statement was to be filed as Amendment No. 1 to a registration statement on Form S-1 (File No. 333-231136) but due to an incorrect coding of the EDGAR Submission Header, the filing was treated as an amendment filing relating to a previously effective registration statement. Following the issuance of the order consenting to the withdrawal of the Registration Statement, the Company will refile the document as a registration statement on Form S-1/A to amend the correct filing.

The Company confirms no securities have been sold in connection with the offering. In the event the Staff has any questions with respect to this matter, please call either Norwood Beveridge at (212) 407-4970 or Lili Taheri at (212) 407-4160.

Thank you very much for your time and attention in connection with this matter.

Sincerely,

/s/ J. Wendy Kim

J. Wendy Kim, Chief Financial Officer and Corporate Secretary